

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

May 13, 2010

Kenneth R. Allen
Vice President – Finance, Chief Financial Officer and Treasurer
Texas Industries, Inc.
1341 West Mockingbird Lane, Suite 700W
Dallas, Texas 75247-6913

> **Re: Texas Industries, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2009**
> **File No. 1-4887**

Dear Mr. Allen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant